UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42739

BLUEMOUNT HOLDINGS LIMITED

(Registrant’s Name)

Room 1007, 10/F, Capital Centre,

No. 151 Gloucester Road, Wan Chai, Hong Kong

+852 2137 2688

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Bluemount,” “we,” “us” and “our” refer to Bluemount Holdings Limited and its subsidiaries.

Change in Registrant’s Certifying Accountant

On April 17, 2026, the audit committee (the “Audit Committee”) and the board of directors (the “Board”) of Bluemount accepted the resignation of AOGB CPA Limited (“AOGB”) as its independent registered public accounting firm, effective immediately. AOGB had served as the Company’s independent registered public accounting firm since March 27, 2024. On April 17, 2026, the Audit Committee approved the appointment of FundCertify CPA Professional Corporation (“FundCertify”) as Bluemount’s independent registered public accounting firm, effective immediately. The services previously provided by AOGB will be provided by FundCertify, effective as of April 17, 2026.

The reports of AOGB on the consolidated financial statements of Bluemount for each of the years in the three-year period ended March 31, 2025 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, during the years ended March 31, 2025, 2024 and 2023, through April 17, 2026, there were no disagreements with AOGB on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the satisfaction of AOGB, would have caused AOGB to make reference to the subject matter of the disagreement in connection with its reports on Bluemount’s consolidated financial statements for such periods.

There were no reportable events (as that term is described in Item 16F(a)(1)(v) of Form 20-F) during the three years ended March 31, 2025, 2024 and 2023 and through April 17, 2026.

Bluemount provided AOGB with a copy of the forgoing disclosure and requested AOGB to furnish Bluemount with a letter addressed to the Securities and Exchange Commission stating whether or not AOGB agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of AOGB’s letter, dated April 17, 2026, is filed as Exhibit 16.1 to this Form 6-K.

During the three years ended March 31, 2025, 2024 and 2023 through April 17, 2026, neither Bluemount nor anyone acting on Bluemount’s behalf, consulted FundCertify with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on Bluemount’s consolidated financial statements, and neither a written report was provided to Bluemount nor oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by Bluemount in reaching a decision as to the accounting, auditing or financial reporting issue; nor (ii) any matter that was either the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

Financial Statements and Exhibits.

Exhibit No.	Description
16.1	Letter from AOGB CPA Limited dated April 17, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bluemount Holdings Limited

Date: April 20, 2026	By:	/s/ Chan Wan Shan Sandra
	Name:	Chan Wan Shan Sandra
	Title:	Chairperson of the Board, Chief Executive Officer and Director